Exhibit 99.1

Creating a Leader in Additive Manufacturing Nano Dimension’s All - Cash Acquisition of Desktop Metal July 3 rd , 2024

Forward-Looking Statements and Other Disclaimers

This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Specifically this presentation includes statements regarding: (i) creation of a leader in AM with the broadest AM solutions offering, (ii) benefits and advantages of the transaction and the combined company, (iii) the final purchase price, which is subject to certain adjustments and the expectations regarding those adjustments and the drawing on the loan facility, (iv) creating the most complete AM solutions, (v) the focus of Nano Dimension Ltd. (“Nano” or “Nano Dimension”) on profitability and growth, (vi) trends, (vii) total addressable market opportunity, (viii) the combined company being poised to become one of the largest players in the higher growth, emerging technologies AM segment, (ix) complementary combined geographic footprint and ability to attract talent, (x) combined company capitalization, revenue and revenue mix, (xi) creating value through synergy opportunities, (xii) the best-in-class offering and (xiii) developing a premium, high-margin portfolio. Because such statements deal with future events and are based on the current expectations of Nano and Desktop Metal, Inc. (“Desktop Metal”), they are subject to various risks and uncertainties. The acquisition is subject to closing conditions, some of which are beyond the control of Nano Dimension or Desktop Metal. Further, actual results, performance, or achievements of Nano Dimension or Desktop Metal could differ materially from those described in or implied by the statements in this presentation. The forward-looking statements contained or implied in this presentation are subject to other risks and uncertainties, including those discussed (i) under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2024, and in any subsequent filings with the SEC, and (ii) under the heading “Risk Factors” in Desktop Metal’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC. The combined company financial information included in this presentation has not been audited or reviewed by Nano’s auditors and such information is provided for illustrative purposes only. You should note that such combined company information has not been prepared in accordance with and does not purport to comply with Article 11 of Regulation S-X under the U.S. Securities Act of 1933, as amended (the “Securities Act’). Except as otherwise required by law, each of Nano Dimension and Desktop Metal undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this presentation. Nano Dimension and Desktop Metal are not responsible for the contents of third-party websites.

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Forward-Looking Statements and Other Disclaimers (continued)

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Desktop Metal intends to file a proxy statement with the SEC. Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that Desktop Metal may file with the SEC. The definitive proxy statement (if and when available) will be mailed to shareholders of Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement (if and when available) and other documents containing important information about Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on Desktop Metal's website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Nano, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Nano, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal's proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 23, 2024 and Desktop Metal's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Proxy Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Nano or Desktop Metal using the sources indicated above.

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Distribution, Citation or Copying Without Permission is Strictly Prohibited.
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© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 4 Today’s Presenters Yoav Stern CEO and Member of the Board Ric Fulop Chairman and CEO

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 5 Nano Dimension – Micro Polymer (Printed via Micro DLP technology) Nano Dimension – Micro Polymer (Printed via Micro DLP technology) Desktop Metal – Polymer (Printed via DLP technology) Desktop Metal – Metal (Printed via Binder Jet technology)

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 6 Nano Dimension – Electronics (Printed via AME technology) Nano Dimension – Ceramics (Printed via Foil DLP technology) Desktop Metal - Metal Desktop Metal – Silicon Carbide (Printed via Binder Jet technology) Photo by TECNALIA Research & Innovation Desktop Metal – Metal (Printed via Binder Jet technology)

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 7 Combining Leaders in Respective Domains Across Varied End User Applications, AM Technologies, and Materials Coverage Leading capabilities in mass production for critical industrial applications 1 Base of large, global customers and key end market exposure in attractive segments 2 Experienced management with track record of delivering solutions for manufacturing at higher volumes and significant installed base 3 Shared values in technological leadership, innovation, customer service, and quality 4

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 8 Transaction Creates Leader in Additive Manufacturing Combined Customer Base (Select Customers) Industry Segments Solutions Industrial Electronics & PCB R&D/Academia Medical Automotive Aerospace/Defense Dental Consumer Products Desktop Metal - Metal High - Performance Specialty Applications Industrial Applications for Mass Manufacturing

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 9 Creating the Broadest AM Solutions Offering – From Mechanical to Electronic Applications Innovative Platform for True Industry 4.0 Solutions Electronics Metal Digital Casting Polymer Micro Polymer Ceramics Proprietary AI - Powered Software Platform Expansive Portfolio of Differentiated Materials Metals Sand Polymers Advanced Composites Ceramics Conductive and Dielectric Inks Enabling Industry 4.0 MFG. via Best - in - Class Offering Manufacturing Services Robust Software Platform Leading Global Customer Success One - Stop - Shop Serving Top Customers in Critical Industry Verticals Electronics & PCB Medical R&D / Academia Industrial Automotive Aerospace & Defense Dental Consumer

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 10 Developing a Premium, High - Margin Portfolio of AM & Materials Solutions with Strong Recurring Revenue Potential Premium, Industrial Scale Additive Manufacturing Solutions System Price: $200K+ Strong Recurring Revenue Potential from Services and Consumables Recurring Revenue % in Product Lifetime: 25% to 40% Differentiated Offerings Leading to High - Margins Product Lifetime Margin: 50%+ Software Materials

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 11 Expanded network in critical advanced manufactured ecosystems puts the combined company in the best position to work closely with customers and attract the best talent to innovate and deliver products and services Complementary Geographic Footprint ► ► ► ► ► ► United Kingdom Israel Germany x2 Japan Massachusetts Illinois Headquarters ► Manufacturing Plant / Warehouse Pennsylvania Texas Italy Netherlands Germany Switzerland

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 12 High - Growth Potential Combined company poised to become one of the largest players in the higher growth, emerging technologies AM segment AM Technology Landscape Broad Tech Portfolio Low Growth Potential Focused Tech Portfolio Note: Assessment based on Nano Dimension management estimates

Strong Secular Tailwinds in High Growth Industries

Well-positioned in growing market with a compelling long-term opportunity

Favorable Trends

- Re-shoring Manufacturing
- IP Security
- Technology to Address Environmental Impact
- Custom Products

Total Addressable Market Opportunity[1]



~$20B
23%+
CAGR
$110B+
2023F
2031F

Note: (1) IDTechEx - 2022-2032 printed electronics; Hubs 3D Printing Trend Report 2023; ResearchAndMarkets 3D Printing Market 2022-2030

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© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 14 Creates Leader in Additive Manufacturing Acq . November ’21 Robotics for Electronics Assembly Acq . July ’22 Precision - Additive Manufacturing Systems for Multi - Materials Acq . Jan ’22 Printing Sub - System Hardware and Software Acq . April ’21 Micro - Additive Manufacturing Systems Acq . July ’22 Precision Industrial Manufacturer Acq . August ’23 Advanced Digital Solutions for Additive Manufacturing Design and Optimization Acq . April ’21 Deep Learning - Based AI Desktop Metal acquisition reflects the natural continuation of Nano Dimension’s ambitious yet disciplined M&A strategy Next Stage of Our Stated M&A Strategy and Successful Track Record of Integrations 1Q22 2Q21 3Q23 3Q22 4Q21

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 15 Transaction Summary Terms ▪ $5.50 per Desktop Metal share, subject to adjustments for transaction expenses and other items as detailed in the press release and Nano Dimension’s Form 6 - K filing – 27.3% premium to the closing price and a 20.5% premium to the 30 - day VWAP as of July 2, 2024 – Desktop Metal estimates that transaction expenses will be approximately $11 million, which would result in an approximate decrease of $0.44 per share. The maximum reduction, based on expenses, is $0.63 per share – In the event the transaction extends into 2025, Nano Dimension has committed to support Desktop Metal’s working capital needs through a $20 million loan facility. Adjustments related to the loan are not expected and are capped at $0.80 per share if fully drawn ▪ The total consideration to Desktop Metal’s equity holders is approximately $183 million, which could decrease based on potential adjustments detailed above to approximately $135 million, based on a $4.07 per share price ▪ Fully financed by cash on Nano Dimension’s balance sheet ▪ Transaction is expected to close in Q4 2024 ▪ Closing conditions consist of Desktop Metal’s stockholder approval and CFIUS, HSR, and other required regulatory approvals ▪ Acquisition of 100% of Desktop Metal’s issued and outstanding shares ▪ All cash transaction Financial Outline Timing & Closing Conditions Structure & Consideration

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 16 Creating a Leader in Additive Manufacturing (AM) Establishes an AM Leader With Complementary Products and Enhanced Size and Scale To Develop Production Oriented Products With High Margin and Recurring Revenue Well Capitalized Combined Company With Financial Profile and Efficiencies for Path to Profitability and Further Growth Accelerates Industry Transition to Mass Production Deepens Exposure, Penetration, and Diversification in Key End Markets

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 17 Creating a Leader in Additive Manufacturing (AM) ▪ Combination unites highly complementary capabilities, creating an enhanced portfolio for a diverse set of markets and applications ▪ Strengthened position as innovator in a large and growing Additive Manufacturing industry provides the basis for long - term sustainable value creation for shareholders with a focus on driving towards profitability and growth ▪ Shared values in technology leadership, innovation and quality Establishes an AM Leader With Complementary Products and Enhanced Size and Scale ▪ Will be first AM provider covering the full gamut of customer needs from prototyping to production across a range of critical and high - performance applications ▪ Focusing on the technologies and material that can fabricate the applications that customers need for end - use Accelerates Industry Transition to Mass Production ▪ Complimentary offerings in shared key end markets, including aerospace & defense, automotive, industrial, medication, and R&D/academia, present significant opportunities to cross - sell and grow overall customer base with optimized customer acquisition capabilities and joint go - to - market strategies ▪ Will serve a range of industry verticals, with blue - chip customers including Amazon, Caterpillar, Fraunhofer Institute, NASA, Raytheon, REHAU, Tesla, Thermo Fisher Scientific, Toyota and the U.S. Army Deepens Exposure, Penetration, and Diversification in Key End Markets ▪ Portfolio that will be focused on industrial scale solutions that generate premium margins and are supported by an existing large install base, representing significant opportunities for recurring revenue generation from a larger services and consumables offering ▪ Creates AM company that has a record of delivering solutions for manufacturing at higher volumes Develops Production Oriented Products With High Margin and Recurring Revenue ▪ A strong balance sheet and focused business operations put the company on the path to being the industry's financial leader ▪ Enables pooling of resources in administration, sales, marketing and R&D and generates efficiencies and cost saving opportunities, while enhancing R&D and innovation capabilities Well Capitalized Pro Forma Company With Financial Profile and Efficiencies for Path to Profitability and Further Growth

Combined Company Highlights

Enhanced business, accelerating path to profitability and sustainable, long-term value creation potential

$246M
Revenue
(2023A)

~$665M
Estimated Cash and Cash Equivalents Post Transaction[(1)]

28%
Recurring Revenue[(2)]
(2023A)

8,000+
Installed Machine Base

~1,300
Employee Count

Note:
(1) Based on headline purchase price of $5.5 a share, assumes no repurchases of DM's $115 million outstanding convertible notes which may be required as a result of the transaction unless refinanced, and includes investment in marketable securities
(2) Revenue from services and consumables per management reporting

©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANO DIMENSION Electrifying Additive Manufacturing® Desktop Metal
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© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 19 $56M $190M $246M Nano Desktop Pro Forma Significantly enhanced scale with higher share of recurring services and consumables revenue Combined Company Revenue Combined 2023A Revenue 2023A Revenue Mix Products 78% Recurring 22% Products 70% Recurring 30% Products 72% Recurring 28% Note: (1) Represents revenue from services and consumables per management reporting (1) (1) (1)

Creating Value Through Synergy Opportunities

Generates efficiencies and cost saving opportunities, while enhancing R&D and innovation capabilities

Value Creation Opportunity

- Ample synergy opportunities across both organizations focused on overhead expenses
- Pooling of resources in sales, marketing, research, development and innovation efforts to create efficiencies and accelerate innovation potential
- Joint management of combined business to continue focus on path towards profitability
- Anticipated to generate in excess of $30 million in run-rate synergies over the next few years, in addition to previously announced cost savings from each of the two organizations



Estimated Synergies
Revenue Synergy ~3%
COGS ~10%
S&M ~5%
R&D ~12%
+$30M run-rate
Overhead & Facilities ~69%

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Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION Electrifying Additive Manufacturing Desktop Metal
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